Exhibit 99.l

Electra Appoints 30-year Finance Veteran as CFO and Provides Financing Update

TORONTO--(BUSINESS WIRE)--December 29, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce that Mr. David Allen, CPA, CA, has been appointed as Chief Financial Officer of the Company.

“David brings tremendous experience and a proven record of strategic decision making. He will be a valuable contributor in guiding our Company forward as we complete construction of the first battery materials refinery in North America,” said CEO Trent Mell. “Starting in 2024, electric vehicles containing components from battery supply chain partners with 25% Chinese ownership will no longer qualify for the $7,500 EV tax credit. This recent development further underscores the strategic importance of our asset in the supply chain onshoring strategy. David’s prior experience in CFO roles will serve Electra well, as we finalize our financing plans for the continent’s first cobalt sulfate facility.”

A senior finance executive and business leader with over 30 years of experience, David has worked in the manufacturing, natural resources, shipping, real estate and financial services industries. He has extensive experience in CFO and senior finance roles with complex international companies and Fortune 250 Canadian companies, including TAAL, Canada Goose, Anaergia Inc. and Algoma Central Corporation. Over his career, David has demonstrated a strong ability to formulate and drive organizational strategies in a fast-paced and dynamic environment.

“This is an exciting time to join Electra as it continues to make solid progress with its battery supply chain onshoring strategy,” said Mr. Allen. “I look forward to building on the momentum and delivering on the growth strategy. Completion of the financing package for construction of the cobalt refinery will be one of our most important deliverables in the new year.”

Electra continues to make strong progress on its financing strategy to complete the construction of North America’s only battery grade cobalt refinery. Management anticipates receiving funding from previous government commitments very early in 2024, while it advances a larger multi-stakeholder funding solution to complete construction of its hydrometallurgical refinery north of Toronto.

The Company estimates that the current replacement cost of the refinery complex is US$200 million and that approximately US$60 million will be required to complete construction. All long-lead, custom-fabricated equipment is on site, and the facility was operational throughout 2023 as a plant scale demonstration plant, processing battery black mass.

Electra has an existing supply agreement with LG Energy Solution which will see LG Energy Solution buy up to 80% of production from Electra’s Ontario refinery during the first five years of operation. Demand for the remaining production exceeds Electra’s supply capabilities.

Approximately 80% of cobalt used in EVs is currently refined in China. Inclusion of this material in U.S. electric vehicles will make them ineligible for $7,500 of vehicle credits under the Inflation Reduction Act.

David Allen holds a CPA and CA designation. David is also an advisor with Hive Advisory Inc., a Canadian non-traditional management consulting firm designed to develop and expand a network of skilled and experienced, certified, independent and trained management consultants. Mr. Allen will join the company on January 4, 2024. He succeeds Peter Park, who stepped in as CFO following the departure of Craig Cunningham in June 2023 and has resigned to pursue another opportunity. Mr. Park will assist with the transition period. “Electra’s Board and Management would like to thank Mr. Park for his dedication to the Company over the past seven months and for his significant contributions over that period,” said Mr. Mell.

Corporate Matters

Electra also announces that it intends to file a resale registration statement with the United States Securities and Exchange Commission. The registration statement will address resale registration rights previously granted to holders of senior secured convertible notes of the Company and will include common shares issuable upon the conversion of the notes themselves as well as the exercise of share purchase warrants previously issued to the holders. The Company has received a waiver of the deadline for registration from the holders of notes to mid-January in order to facilitate filing of the resale registration statement.

In accordance with its long-term incentive plan, the Company has granted $45,040 in Restricted Share Units (RSUs) to certain officers, employees, and contractors of the Company. The RSUs will be granted and priced on the closing price of the Company’s common shares on the TSX Venture Exchange at end of business today. RSUs are being issued in lieu of cash compensation otherwise payable to Electra personnel and will vest in one year from the grant date.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and operating a black mass demonstration plant, Electra is executing a multipronged strategy to onshore the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information please visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, adjustments of interest rates on the occurrence of certain events which may impact the attributes of the notes and warrants issued under the Note Offering, including but not limited to a “green bond” designation, and the effective conversion rate of the Notes and Warrants, which is subject to adjustment in certain circumstances, the listing of the Common Shares underlying the notes and the warrants issued under the Note Offering on TSXV and NASDAQ, and the expected use of proceeds of the Offering. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Trent Mell
CEO
info@ElectraBMC.com
1.416.900.3891